UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Square, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-37622	80-0429876
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1455 Market Street, Suite 600 San Francisco, CA	94103
(Address of principal executive offices)	(Zip Code)

Sivan Whiteley

General Counsel

(415) 375-3176

(Name and telephone number, including area code,

of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 – Conflict Minerals Disclosure

Item 1.01

Conflict Minerals Disclosure and Report

Square, Inc. (the “Company” or “Square”) is filing this Form SD pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2018 to December 31, 2018.

The Company’s primary hardware products include its magstripe reader, contactless and chip reader, chip card reader, Square Stand, Square Register, and Square Terminal, which are all manufactured by third parties (the “Covered Products”). A more complete description of the Company’s products is included in its Annual Report on Form 10-K for the year ended December 31, 2018 filed with the Securities and Exchange Commission.

Reasonable Country of Origin Inquiry (RCOI)

Following our initial determination that certain of our hardware products contain components that contain metallic forms of tin, tungsten, tantalum and/or gold (“3TG”) minerals (derived from columbite-tantalite (coltan), cassiterite, gold, or wolframite, “Conflict Minerals”), we conducted an RCOI to determine whether such 3TG minerals may have originated in the Democratic Republic of Congo and/or adjoining countries (the “Covered Countries”). Direct suppliers were asked to provide answers to the RMI-GeSI Conflict Minerals Reporting Template (“CMRT”) reflecting Square’s position on the supply chain. The CMRT is regarded as the most common reporting tool for Conflict Minerals content and sourcing information worldwide, developed by several of the world’s leading consumer electronics companies.

Responses were reviewed for completeness and consistency, and we routinely followed up with our suppliers for corrections and clarifications as needed. We submitted this questionnaire to three suppliers. We received responses to the questionnaire from each of these suppliers. The suppliers’ CMRTs identified lists of smelters or refiners, which may supply 3TG minerals utilized in our manufactured products. The information obtained indicated that there was reason to believe that a portion of the 3TG minerals used in Square products may have originated in the Covered Countries and may not be exclusively from scrap or recycled sources.

We believe our RCOI process was reasonably designed and performed in good faith, but there are inherent limitations in the information provided to us by third parties, including the possibility of information being inaccurate, incomplete or falsified despite our efforts to validate and confirm the information. Furthermore, we relied on industry association sponsored smelter/refiner audits which may have limitations or errors/omissions.

Determination from RCOI

Based on the results of RCOI, the Company determined that, with respect to necessary 3TG in its Covered Products, the 3TG minerals may have originated in the Covered Countries, and therefore exercised due diligence on the source and chain of custody of the necessary 3TG.

Additional Information

A copy of this Form SD is publicly available on the Company’s website at http://squareup.com/about/investors. The content of any website referenced in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02	Exhibit

Not applicable.

Section 2 – Exhibits

Item 2.01	Exhibits

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 29, 2019	SQUARE, INC.

	By:	/s/ Sivan Whiteley
Sivan Whiteley
General Counsel and Corporate Secretary